UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments
Thereto Filed Pursuant To 13d-2
Under the Securities Exchange Act of 1934

RDA MICROELECTRONICS, INC
(Name of Issuer)
Ordinary Shares, Par Value US$0.01 Per Share(1)
(Title of Class of Securities)
749394 102(2)
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Not for trading, but only in connection with the registration of American depositary shares each representing six ordinary shares.
(2) This CUSIP number applies to the Issuer’s American depositary shares.

1	NAMES OF REPORTING PERSONS Po Ka (Vincent) Tai I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China (Hong Kong Special Administrative Region)

	5	SOLE VOTING POWER

NUMBER OF		43,544,991 ordinary shares(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,737,320 ordinary shares(2)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,886,911 ordinary shares(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.78%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 5,094,299 ordinary shares held by Mr. Tai (excluding 341,920 ordinary shares with restrictions on voting and dividend rights from the aggregate of 5,436,219 ordinary shares held by Mr. Tai), 5,301,101 ordinary shares issuable upon exercise of options held by Mr. Tai that are exercisable within 60 days from December 31, 2010 and 33,149,591 ordinary shares held by individual shareholders who authorize Mr. Tai to vote these shares on their behalf under power of attorney.
(2) Includes 5,436,219 ordinary shares held by Mr. Tai (including 341,920 ordinary shares with restrictions on voting and dividend rights) and 5,301,101 ordinary shares issuable upon exercise of options held by Mr. Tai that are exercisable within 60 days from December 31, 2010.
(3) Includes 5,436,219 ordinary shares held by Mr. Tai (including 341,920 ordinary shares with restrictions on voting and dividend rights), 5,301,101 ordinary shares issuable upon exercise of options held by Mr. Tai that are exercisable within 60 days from December 31, 2010 and 33,149,591 ordinary shares held by individual shareholders who authorize Mr. Tai to vote these shares on their behalf under power of attorney.
(4) Based upon 261,510,076 Ordinary Shares outstanding as of December 31, 2010.

Item 1(a).	Name of Issuer:

RDA Microelectronics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite 302, Building 2
690 Bibo Road
Pudong District, Shanghai 201203
People’s Republic of China

Item 2(a).	Name of Person Filing:

Po Ka (Vincent) Tai

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Suite 302, Building 2
690 Bibo Road
Pudong District, Shanghai 201203
People’s Republic of China

Item 2(c)	Citizenship:

People’s Republic of China (Hong Kong Special Administrative Region)

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.01 per share

Item 2(e).	CUSIP Number:

749394 102

This CUSIP number applies to the issuer’s American Depositary Shares, each representing six (6) ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2011

By:	/s/ Po Ka (Vincent) Tai
	Name:	Po Ka (Vincent) Tai